SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549

                           FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-12570

Exact name of registrant as specified in charter: AMERICAN EAGLE RESOURCES, INC

Address and telephone number:  Six Mile Canyon Road, Virginia City, NV. 89502
                               Telephone (702) 246-0761

Title of each class of securities covered by this Form:  Common Stock

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: None.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [ ]           Rule 12h3(b)(1)(ii)  [X]
Rule 12g-4(a)(1)(ii) [X]
Rule 12g-4(a)(2)(i)  [ ]           Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii) [ ]           Rule 12h-3(b)(2)(ii) [ ]
Rule 12h-3(b)(91)(i) [ ]           Rule 15d-6           [ ]

Approximate number of holders of record as of the certification or notice
date:   322

Pursuant to the requirements of the Securities Exchange Act of 1934, American Eagle Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  February 18, 1998       American Eagle Resources, Inc.
                                By: /s/ Walter H. Berukoff, President